CreoScitex Europe
Waterloo Office Park
Building E-F
Dreve Richelle 161
1410 Waterloo, Belgium
www.CreoScitex.com



CreoScitex
Adina Shorr
Tel: +972-9-959-7727
Email: adina_shorr@creoscitex.com



                       FOR IMMEDIATE RELEASE

            Leaf Products, a CreoScitex Group, and FillFactory
                      Form Strategic Alliance

Powerful initiative formed to provide advanced technologies, based on CMOS image sensors, to meet the high demands of digital photography

PHOTOKINA, Koln, Germany (September 21, 2000) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), via its Leaf Products group, and FillFactory, N.V. today announced the formation of a strategic alliance. Both companies will jointly develop and market large-area CMOS sensor based solutions targeted at servicing and expanding the market of high-end digital photography.

Leaf Products, CreoScitex, a global leader in innovative digital photography solutions, and FillFactory, a leading developer and supplier of CMOS image sensors, will combine their expertise and knowledge in digital photography and CMOS image sensor to jointly offer complete solutions.

The two companies intend to take a system approach to the design and development of state of the art solutions for advanced digital imaging. The development of future CMOS imagers and related electronics will be coordinated, integrating superior active pixel design, high sensitivity and low noise levels, with high speed quality image processing resulting in crystal clear digitally produced images.

The companies affirmed their plan to pursue cooperation with digital camera manufacturers by offering total solutions with unique value in digital photography applications.

The two companies cooperated in the development of the Leaf C-Most 6.6 mega pixel sensor, which is now in the final commercialization phase. Leaf Products and

FillFactory will base this new offer on the Leaf C-Most, combining Leaf Products and FillFactory know-how and technologies.

In 1992, Leaf Products pioneered the first high-end digital camera back for professional studio photography, the Leaf DCB(tm). Setting the standards for high-quality digital photography, the Leaf family of digital camera backs today includes the Leaf Volare(tm), Leaf Cantare(tm) and Leaf Cantare XY(tm).

CreoScitex Leaf products are being demonstrated at Photokina in Hall 10.2 Aisle J31/K31.

                                ###

About FillFactory
FillFactory is a developer and producer of CMOS image sensors based on numerous patented technologies. The company's image sensors excel by large pixel counts, large area as well as high frame rates and large dynamic range. FillFactory offers standard CMOS image sensor products and designs and produces customized CMOS imagers. FillFactory was established in December 1999 as a spin-off of IMEC, a leading European independent research center for the development and licensing of advanced microelectronic technologies.

                                ###

About CreoScitex
CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

                                ###

(c)2000 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

                                ###

Contacts:
CreoScitex
Adina Shorr
Tel: +972-9-959-7727
Email: adina_shorr@creoscitex.com